FOXBY CORP.
2255 Buffalo Road
Rochester, NY 14624

June 5, 2025

VIA EDGAR CORRESPONDENCE

Ken Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office

Re:	Response to Comments on Form N-CSR and Form N-CEN for the twelve months ended December 31, 2024 of Foxby Corp. (the “Registrant” or “Fund”) (811-09261)

Dear Mr. Ellington:

On behalf of the Registrant, set forth below are the comments that you (the “Staff”) provided by telephone on June 2, 2025 concerning the Fund’s Form N-CSR, filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2025, and the Registrant’s response thereto.
1.
Comment: Please confirm if there has been a material change to the Fund’s principal investment strategy or principal risks or a change in the persons who are primarily responsible for the day-to-day management of the Fund.  If so, please confirm the Fund has disclosed these changes in the shareholder reports.  See Rule 8b-16 of the Investment Company Act of 1940.

Response: The Registrant confirms there have been no changes within the reporting period to the items set forth above.

2.
Comment: Please explain why the most recent annual report did not include the following legend in the policies and updates section: “the following information [in this annual report] is a summary of certain changes since [date].  This information may not reflect all the changes that have occurred since you purchased [this fund].”  See Rule 8b-16(e).

Response: The Fund will include the above legend on a going-forward basis commencing with its next report on Form N-CSR.
3.
Comment: In future filings, please include the Fund’s current investment objectives, investment policies, principal risks, and any material changes thereto in a single location of the financial report separate from the notes to the financial statements.  See AICPA expert panel meeting minutes dated May 17-18, 2021.

Response: The Fund will make the requested changes commencing with its next report on Form N-CSR.
4.	Comment: Please include disclosure responsive to items 4(i) and 4(j) of Form N-CSR in all future Form N-CSR filings even if those items are not applicable to the Registrant.
Response: The Fund will make the requested changes commencing with its next report on Form N-CSR.

* * * * *

Should you have any further comments on these matters, or any questions, please contact me at (212) 785-0900, extension 275, or rkamerman@performancedriven.us.

Sincerely,

FOXBY CORP.

By:	/s/ Russell Kamerman
Name: Russell Kamerman
Title: General Counsel

CC:	Pamela M. Krill, Esq.
Godfrey & Kahn, S.C.

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